Ballard and Heliocentris Sign Supply Agreement for Mark1020 ACS™ fuel cell products

For Immediate Release – April 18, 2008

VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) today announced it has signed a supply agreement with German systems integrator Heliocentris Fuel Cells AG, under which Ballard will supply Mark1020 ACS™ air-cooled fuel cell products for integration by Heliocentris into demonstration and teaching systems for sale to educational institutions as well as for specialized commercial and industrial use.

William Foulds, Ballard’s Vice President of Sales stated “Heliocentris’ capability and experience in systems integration combined with their significant exposure to the post-secondary education market will help ensure a high-profile and successful presence for Ballard among the next generation of highly capable scientists and engineers.”

Heliocentris will display its first prototype system incorporating the Mark1020 ACS™ fuel cell product at the 2008 Hannover Messe event. Fuel cell systems will be available from Heliocentris for purchase beginning fourth quarter of 2008. Heliocentris foresees the system being applicable for educational institutions as well as industrial niche applications. The three-year supply agreement is expected to generate a minimum of 350 Mark1020 ACS™ fuel cell units shipped to Heliocentris over the term of the agreement.

“Ballard’s technology has proven itself in terms of performance, reliability and ease of integration,” said Dr. Henrik Colell, Chief Executive Officer of Heliocentris. “The Mark1020 ACS™ is the best choice for our next generation system platforms that will feature flexible integration into various applications and a wide operating temperature range.”

About Ballard Power Systems
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to accelerate fuel cell market adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Guy McAree at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark9 SSL are registered trademarks of Ballard Power Systems Inc.